

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2021

Mark Locke
Chief Executive Officer
Galileo Newco Ltd
9th Floor, 10 Bloomsbury Way
London, WC1A 2SL

      Re: Galileo Newco Ltd
          Amendment No. 2 to Registration Statement on Form F-4
          Filed March 11, 2021
          File No. 333-252179

Dear Mr. Locke:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form F-4 Filed March 11, 2021

Certain Material Tax Considerations, page 95

1.   Please revise the headings on pages 95 and 111 to remove the term "certain," as it qualifies the material tax consequences of the transaction; make corresponding revisions to the tax opinions filed as Exhibits 8.1 and 8.3 to the registration statement. In addition, we note that each of Exhibit 8.2 and 8.3 is a short form tax opinion; accordingly, please revise your disclosure on page 111 under the current heading "Certain United Kingdom Tax Considerations" and on page 114 under the heading "Island of Guernsey Tax Considerations" to state that the disclosure in each of the respective sections is the opinion of counsel, and revise Section 6.2 of Exhibit 8.2 and Section 4.3 of Exhibit 8.3 accordingly. Please also tell us why the opinion of counsel with respect to the U.S. tax consequences of the transaction is limited to specific statements in one of the several

subsections of the Material U.S. Federal Income Tax Considerations section of the prospectus. Finally, we note that many of the statements in the Certain Material Tax Considerations section contain a degree of uncertainty; please disclose why counsel cannot give a certain opinion in each case, and provide risk factor and/or other appropriate disclosure setting forth the risks of uncertain tax treatment to investors. Refer to Staff Legal Bulletin No. 19 Section III for additional guidance.

Exhibits

2. Please revise your legal opinion to remove the assumption in Section 3.1.5, as counsel cannot assume that the company has taken all corporate actions necessary to authorize the issuance of the securities. In addition, please revise Section 6.1 to delete statements that the opinion is solely for the benefit of the Recipient. Refer to Staff Legal Bulletin No. 19 Section II.B.3.a and Section II.B.3.d for additional guidance.

3. Please revise Section 8.1 to include counsel's consent to being named in the prospectus. Please delete Section 2 of Exhibit 8.2 and Section 2.9 of Exhibit 8.3, as counsel must review all documents necessary to render its opinion and should not suggest otherwise. Please delete Section 6.1 of Exhibit 8.2 and Sections 4.1 and 4.2 of Exhibit 8.3 as inapprorpiate limitations on reliance. Refer to Staff Legal Bulletin No. 19 for further guidance.

Please contact Taylor Beech at 202-551-4515 or Lilyanna Peyser at 202-551-3222 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Era Anagnosti, Esq.